As filed with the SEC on February 19, 2003

Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

ADS Media Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Class of Securities)

00100X106
(CUSIP Number)

Gary Davis
3811 Bee Cave Road, Suite 210
Austin, Texas 78746
512-328-0433

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2003, January 31, 2003, February 6, 2003, February 18, 2003
(Date of Event which Requires Filing of this Statement)

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(1)   Names of Reporting Persons:
        IPA Investors, LP

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(2)   Check the appropriate box if a member of a group:
        (a) [X]
        (b) [ ]

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(3)   SEC Use Only

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(4)   Source of Funds:
        AF

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(5)   Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). [ ]

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(6)   Citizenship or place of organization:
        Texas

Number of shares beneficially owned by each person with:

(7)	Sole voting power	IPA Investors, LP	150,000 Shares
(8)	Shared voting power	None	
(9)	Sole dispositive power	IPA Investors, LP	150,000 Shares
(10)	Shared dispositive power	None	

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(11)   Aggregate amount beneficially owned by each reporting person.
        IPA Investors, LP   150,000 Shares

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(12)   Check if the aggregate amount in row (11) excludes certain shares [ ]

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(13)   Percent of class represented by amount in Row (11)
        0.76% (See Item 5, Note (1), for calculation of outstanding shares.)

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(14)   Type of reporting person:
        PN

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(1)   Names of Reporting Persons:
Gary J. Davis

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(2)   Check the appropriate box if a member of a group:
(a) [X]
(b) [ ]

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(3)   SEC Use Only

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(4)   Source of Funds:
PF

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(5)   Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). [ ]

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(6)   Citizenship or place of organization:
Texas

Number of shares beneficially owned by each person with:

(7)	Sole voting power	Gary J. Davis	84,000 Shares
(8)	Shared voting power	None	
(9)	Sole dispositive power	Gary J. Davis	84,000 Shares
(10)	Shared dispositive power	None	

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(11)   Aggregate amount beneficially owned by each reporting person.
Gary J. Davis   84,000 Shares

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(12)   Check if the aggregate amount in row (11) excludes certain shares [ ]

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(13)   Percent of class represented by amount in Row (11)
0.43% (See Item 5, Note (1), for calculation of outstanding shares.)

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(14)   Type of reporting person:
IN

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(1)   Names of Reporting Persons:
         First Advisors, Inc.
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(2)   Check the appropriate box if a member of a group:
         (a) [X]
         (b) [ ]
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(3)   SEC Use Only

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(4)   Source of Funds:
         OO
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(5)   Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). [ ]
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(6)   Citizenship or place of organization:
         Texas

Number of shares beneficially owned by each person with:

(7)   Sole voting power   First Advisors, Inc.   269,453 Shares

(8)   Shared voting power   None

(9)   Sole dispositive power   First Advisors, Inc.   269,453 Shares

(10)   Shared dispositive power   None

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(11)   Aggregate amount beneficially owned by each reporting person.
         First Advisors, Inc.   269,453 Shares
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(12)   Check if the aggregate amount in row (11) excludes certain shares [ ]
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(13)   Percent of class represented by amount in Row (11)
         1.37% (See Item 5, Note (1), for calculation of outstanding shares.)
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(14)   Type of reporting person:
         CO

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(1)   Names of Reporting Persons:
         NHLT Equity Partners, LP
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(2)   Check the appropriate box if a member of a group:
         (a) [X]
         (b) [ ]
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(3)   SEC Use Only

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(4)   Source of Funds:
         AF
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(5)   Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). [ ]
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(6)   Citizenship or place of organization:
         Texas

Number of shares beneficially owned by each person with:

(7)   Sole voting power   NHLT Equity Partners, LP   440,000 Shares

(8)   Shared voting power   None

(9)   Sole dispositive power   NHLT Equity Partners, LP   440,000 Shares

(10)   Shared dispositive power   None

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(11)   Aggregate amount beneficially owned by each reporting person.
         NHLT Equity Partners, LP   440,000 Shares
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(12)   Check if the aggregate amount in row (11) excludes certain shares [ ]
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(13)   Percent of class represented by amount in Row (11)
         2.24% (See Item 5, Note (1), for calculation of outstanding shares.)
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(14)   Type of reporting person:
         PN

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(1)   Names of Reporting Persons:
        ADS Equity Partners, LP
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(2)   Check the appropriate box if a member of a group:
        (a) [X]
        (b) [ ]
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(3)   SEC Use Only

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(4)   Source of Funds:
        AF
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(5)   Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). [ ]
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(6)   Citizenship or place of organization:
        Texas

Number of shares beneficially owned by each person with:

(7)	Sole voting power	ADS Equity Partners, LP	4,825,360 Shares
(8)	Shared voting power	None	
(9)	Sole dispositive power	ADS Equity Partners, LP	4,825,360 Shares
(10)	Shared dispositive power	None	

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(11)   Aggregate amount beneficially owned by each reporting person.
       ADS Equity Partners, LP   4,825,360 Shares
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(12)   Check if the aggregate amount in row (11) excludes certain shares [ ]
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(13)   Percent of class represented by amount in Row (11)
       24.54% (See Item 5, Note (1), for calculation of outstanding shares.)
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(14)   Type of reporting person:
       PN

The Schedule 13D previously filed on December 12, 2001, is hereby amended as follows:

Item 1   Security and Issuer

The response to Item 1 is deleted in its entirety and replaced with the following:

This report relates to the common stock, par value $0.001 per share, of ADS Media Group, Inc. ("ADSM") formerly known as National Health & Safety Corporation ("NHLT"), located at 3811 Bee Cave Road, Suite 210, Austin, Texas 78746. On January 30, 2003, the shareholders of NHLT approved amendments to the Articles of Incorporation which effected, as of February 6, 2003, a one for one hundred reverse stock split and a change of NHLT's name to ADS Media Group, Inc. ADSM was then acquired by Alternative Delivery Solutions, Inc. on January 31, 2003.

Item 2   Identity and Background

The response to Item 2 is deleted in its entirety and replaced with the following:

IPA Investors, LP ("IPA Partnership"), a Texas limited partnership, located at 3811 Bee Cave Road, Suite 210, Austin, Texas 78746, was formed to act as an investment partnership. Its first investment was the purchase of NHLT common stock pursuant to the Plan of Reorganization (as described in Item 4).

First Advisors, Inc., ("First Advisors"), a Texas corporation, located at 3811 Bee Cave Road, Suite 210, Austin, Texas 78746, was formed in 1996 and provides strategic consultation services to its portfolio companies and other third-party clients. First Advisor's management team and advisory directors utilize their experience in technology, marketing, sales, competitive analysis and strategic planning to help position client companies for long-term growth and stability in their respective marketplaces.

NHLT Equity Partners, L.P. (the "NHLT Partnership"), a Texas partnership located at 3811 Bee Cave Road, Suite 210, Austin, Texas 78746, was formed in 2002. The general partner is First Advisors. As general partner, First Advisors possesses sole authority to vote and to dispose of the NHLT stock owned by the partnership.

ADS Equity Partners, L.P. (the "ADS Partnership"), a Texas partnership located at 3811 Bee Cave Road, Suite 210, Austin, Texas 78746, was formed in 2002 to invest in the common stock of ADS and hold such investment for anticipated appreciation over a period of time during the life of ADS Partnership as the general partners determine is sufficient to generate rates of return commensurate with the risk being taken by ADS Partnership with its initial investment. ADS Partnership's general partner is First Advisors, (as co-general partner) and Austin Capital, LLC, (as co-general partner) a Texas based firm organized in 2002 by Austin resident Bryan T. Forman. Mr. Forman is a Texas native with a 15 year career as a practicing attorney, and has spent 11 years as a licensed securities broker and private/public equity investor.

Gary J. Davis is a Texas native with a 30-year cumulative career in business, real estate and private and public equity investing. Mr. Davis is an officer of the general partner of IPA

Partnership, Investment Property Advisors, Inc., and an officer of one of the initial limited partners, FAI Capital, LP. He is also a director of First Advisors and ADSM. Mr. Davis also acquired shares of NHLT stock individually as a result of the exchange offer by NHLT for shares of MedSmart.

Mr. Davis, the ADS Partnership, NHLT Partnership, First Advisors, and IPA Partnership have not been the subject of any criminal or civil proceeding which would require reporting pursuant to Item 2 of Schedule 13D.

Item 3   Source and Amount of Funds or Other Consideration

The response to Item 3 is deleted in its entirety and replaced with the following:

IPA Partners purchased 150,000 (post reverse split) shares of NHLT's Common Stock for $200,000 ($0.0133 per share) cash. The source of the consideration was a loan to the IPA Partnership by two of its limited partners, Sam Alianell, individually and as trustee for the Alianell Group, and John P. Fitzpatrick, an individual. IPA Partners now holds a total of 150,000 (post reverse split) shares of ADSM. Mr. Davis disclaims ownership of the ADSM shares owned by IPA Partners except for shares distributable to FAI Capital, L.P. as a limited partner, under its sharing ratio of 6.72%; and to Bridge Group Partners, L.P., as a limited partner, under its sharing ratio of 9.98%, of which First Advisors is entitled to 73.8125%. Any distributions by IPA Partners are subject to IPA Partners retiring debt in the amount of $248,000 as of January 22, 2003.

First Advisors received 67,675 (post reverse split) shares as compensation for its consulting services to NHLT pursuant to the Management Services Agreement between NHLT and First Advisors. In the Stock Exchange Agreement by and between NHLT and ADSM, 173,487 (post reverse split) shares were issued to First Advisors for debt owed and services provided. First Advisors now holds a total of 241,162 (post reverse split) shares of ADSM. Mr. Davis is a director of First Advisors.

NHLT Partnership purchased 440,000 (post reverse split) shares of restricted common stock from two family trusts and an individual in a privately negotiated transaction. NHLT Partnership gave the sellers a promissory note for $880,000 ($0.02 per share) (the "Promissory Note") as the consideration for the purchase. Mr. Davis disclaims ownership of the ADSM shares owned by NHLT Partnership except for shares distributable to First Advisors, as a general partner, under its sharing ratio of 1% and FAI Capital, L.P., as a limited partner, under its sharing ratio of 21.5%, subject to certain contingent distribution rights to the two family trusts and further subject to the payment of the Promissory Note.

ADS Partnership received 4,825,360 (post reverse split) shares of ADSM in exchange for its shares in ADS. Mr. Davis disclaims ownership of the ADSM shares owned by ADS Partnership except for any shares distributable to First Advisors, as co-general partner, under its contingent sharing ratio as defined in the distribution formula set forth in the partnership agreement.

Gary J. Davis is a private investor. Pursuant to the Plan, he acquired 84,000 (post reverse split) shares of NHLT in exchange for 370,149 shares of MedSmart.

Item 4   Purpose of Transaction

The response to Item 4 is deleted in its entirety and replaced with the following:

In January 2001, NHLT issued shares of common and preferred stock to the reporting persons who filed this report and to others pursuant to NHLT's confirmed Plan of Reorganization (the "Plan") dated as of August 21, 2000, as confirmed by the U.S. Bankruptcy Court, Eastern District, Pennsylvania on November 27, 2000. A copy of the Plan has been filed as an exhibit to NHLT's report on Form 8-K dated November 28, 2000. Pursuant to the Plan, NHLT, which had approximately 58 million shares of common stock outstanding prior to confirmation of the Plan, issued 130,000,000 (pre reverse split) shares of new common stock to acquire all of the outstanding stock of MedSmart Healthcare Network, Inc. ("MedSmart"), and 45,000,000 (pre reverse split) shares of new common stock to investors for $600,000 cash. NHLT also issued preferred stock to claimants and interest holders in exchange for their claims and interests.

On May 7, 2001, NHLT entered into a management services agreement with First Advisors, in which First Advisors will analyze the current status of and recommend improvements for the Company in regard to the Company's business plan, financial condition, management and personnel and strategic and professional relationships. The consulting relationship will last one year, unless either party gives 30 days notice of canceling the relationship. NHLT paid First Advisors 1,250,000 (pre reverse split) shares of NHLT each month for services, as well as reimbursement for expenses.

In the Stock Exchange Agreement by and between NHLT and ADSM, 173,487 shares were issued to First Advisors for debt owed and services provided. ADS Partnership received 4,825,360 shares of ADSM in exchange for its shares in ADS. 440,000 shares were also issued to NHLT Partnership in exchange for debt owed.

As a result of these transactions, the reporting persons who are filing this report became the owners of more than 5% of the voting equity securities of NHLT.

Item 5   Interest in Securities of the Issuer

The response to Item 5 is deleted in its entirety and replaced with the following:

Person:	IPA Investors, LP
No. Shares Owned:	150,000 Shares of Common Stock
Percent of Outstanding shares (1):	0.76%
Person:	Gary J. Davis
No. Shares Owned:	84,000 Shares of Common Stock
Percent of Outstanding shares (1):	0.43%
Person:	First Advisors, Inc.
No. Shares Owned:	269,453 Shares of Common Stock
Percent of Outstanding shares (1):	1.37%

Person:	NHLT Equity Partners, LP
No. Shares Owned:	440,000 Shares of Common Stock
Percent of Outstanding shares (1):	2.24%

Person:	ADS Equity Partners, LP
No. Shares Owned:	4,825,360 Shares of Common Stock
Percent of Outstanding shares (1):	24.54%

Total Shares Owned as a Group:	5,768,813

Percent of Outstanding Shares Owned as a Group (1):	29.33%

(1) Percentage of shares owned assumes conversion of all voting preferred stock to common stock and is based on the following voting equity shares known to the reporting person to be outstanding.

Common stock outstanding at February 18, 2003   19,666,780

Item 6   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4.

Item 7   Exhibits

The response to Item 7 is amended by adding the following:

4. Stock Exchange Agreement and Amendments 1 and 2 to the Stock Exchange Agreement.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 18, 2003

	IPA Investors, LP, a Texas Limited Partnership
By:	Investment Property Advisors, Inc., a Texas Corporation, its General Partner

By:	*Gary J. Davis*
	Gary J. Davis, President

Gary J. Davis

Gary J. Davis

First Advisors, Inc., a Texas Corporation

By: *Gary J. Davis*
                     Gary J. Davis, President

NHLT Equity Partners, LP, a Texas Limited Partnership
By: First Advisors, Inc., a Texas Corporation, its General Partner

By: *Gary J. Davis*
                     Gary J. Davis, President

ADS Equity Partners, LP, a Texas Limited Partnership
By: First Advisors, Inc., a Texas Corporation, its General Partner

By: *Gary J. Davis*
                     Gary J. Davis, President